Bachoco Announces First Quarter 2015 Results

CELAYA, Mexico, April 23, 2015 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the first quarter ("1Q15") ended March 31, 2015. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$"), except earnings per share.

HIGHLIGHTS- 2015 vs. 2014

  Net sales increased 18.3% in 1Q15.
  EBITDA margin was 16.3% in 1Q15 vs 11.5% in 1Q14.
  Earnings per basic and diluted share were $2.11.

CEO COMMENTS

Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "Positive external conditions presented in past quarters continued into the first quarter of this year; demand for chicken and egg products were strong during the quarter, while supply of these products remained stable.

On the internal side, we continued working on our efficiency and productivity efforts, while taking advantage of projects we implemented for getting closer to our customers.

All that led the Company to post positive results in the first quarter and above those reached in 1Q14.

In particular, it is worthwhile to mention the improvement in results reached by our U.S. operation during this quarter.

Our financial structure continued strengthening as we reached a net cash level of $10,781 million, which will allow us to support our growth plans.

Even though we have posted strong results in the past quarters, we are aware that the poultry industry is a volatile industry; therefore we will remain focused on continual improvements and efficiencies across all our processes, and closely monitor those external factors we cannot control."

RECENT DEVELOPMENTS.
At its 2015 annual shareholders meeting, the Company announced the paying of cash dividends in the amount of $1.5 pesos per share (or $18 pesos per ADR).

Executive Summary
The following financial information is expressed in millions of nominal pesos, except for amounts per share and per ADR, with comparative figures for the same periods of 2014.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1Q15	1Q14	Change
	$	$	$	%
Net sales	11,406.0	9,643.5	1,762.5	18.3
Net sales in Mexico	8,612.7	7,746.9	865.8	11.2
Net sales in the U.S.	2,793.3	1,896.6	896.7	47.3

NET SALES BY SEGMENT
In millions of pesos	1Q15	1Q14	Change
	$	$	$	%
Net sales	11,406.0	9,643.5	1,762.5	18.3
Poultry	10,445.3	8,790.2	1,655.1	18.8
Other	960.7	853.3	107.4	12.6

NET VOLUME SOLD BY SEGMENT
In tons			Change
	1Q15	1Q14	Volume	%
Total sales volume:	484,497	441,921	42,577	9.63
Poultry	387,692	358,938	28,754	8.01
Others	96,805	82,982	13,823	16.66

In 1Q15, the Company's net sales totaled $11,406.0 million, $1,762.5 million or 18.3% more than $9,643.5 million reported in 1Q14. This is as a result of more volume sold and higher prices in our main product lines during the quarter.

In 1Q15, sales of our U.S. operations were strong and in line with our Mexico operation; it represented 24.5% of our total sales compared to 19.7% in 1Q14. About 15.0% of this increase is due to a change in the Mexican peso-U.S. dollar exchange rate in 1Q15 as compared to 1Q14.

GROSS PROFIT
In millions of pesos	1Q15	1Q14	Change
	$	$	$	%
Cost of sales	8,722.4	7,854.1	868.3	11.1
Gross profit	2,683.6	1,789.3	894.2	50.0
Gross margin	23.5%	18.6%	-	-

The cost of sales totaled $8,722.4 million, representing $868.3 million or 11.1% higher than $7,854.1 million reported in the same period of 2014, mainly due to the increase in volume sold.

The Company's gross profit in 1Q15 was $2,683.6 million, with a gross margin of 23.5%; this result is larger than the gross profit of $1,789.3 million and gross margin of 18.6% reported in 1Q14.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos
	1Q15	1Q14	Change
	$	$	$	%
Total SG&A	1,008.3	871.4	136.9	15.7

Total SG&A expenses in 1Q15 were $1,008.3 million, $136.9 million or 15.7% more than the $871.4 million reported 1Q14. This increase is mainly attributed to higher sales and distribution expenses as our volume sold increased. Total SG&A expenses, as a percentage of net sales, represent 8.8% in 1Q15, a reduction when compared with 9.0% in the same quarter of 2014.

OTHER INCOME (EXPENSE), NET
In millions of pesos	1Q15	1Q14	Change
	$	$	$	%
Other income (expense), net	- 13.2	- 35.0	21.8	- 62.2

Other income or other expenses includes the sale of unused assets; we register such sales as expenses when the sales price is below the book value of those assets.

In 1Q15, we had other expenses of $13.2 million, compared with other expenses of $35.0 million reported in 1Q14.

OPERATING INCOME
In millions of pesos	1Q15	1Q14	Change
	$	$	$	%
Operating income	1,662.1	882.9	779.2	88.2
Operating margin	14.6%	9.2%	-	-

Operating income in 1Q15 totaled $1,662.1 million, or an operating margin of 14.6%, higher than an operating income of $882.9 million and a 9.2% in operating margin reported in 1Q14. The increase in operating income is mainly attributed to strong gross income in 1Q15 and stable expenses.

NET FINANCIAL INCOME
In millions of pesos	1Q15	1Q14	Change
	$	$	$	%
Net Financial Income	181.0	50.8	130.2	256.5
Financial Income	208.7	11.4	197.3	1,728.9
Financial Expense	27.7	39.4	- 11.7	- 29.6

In 1Q15, the Company reported net financial income of $181.0 million, compared to $50.8 million reported in the same period of 2014.

TAXES FOR THE PERIOD
In millions of pesos	1Q15	1Q14	Change
	$	$	$	%
Total Taxes	577.4	274.1	303.3	110.7
Income tax	542.7	128.4	414.4	322.8
Deferred income tax	34.7	145.7	- 111.1	- 76.2

Total taxes for the 1Q15 were $577.4 million, compared to $274.1 million in the same period of 2014. The variation is mainly attributed to higher operating results.

NET INCOME
In millions of pesos	1Q15	1Q14	Change
	$	$	$	%
Net income	1,265.7	659.6	606.1	91.9
Net margin	11.1%	6.8%	-	-
Non-Controlling Interest income	2.4	0.1	2.3	n/a
Net controlling interest income	1,263.3	659.5	603.8	n/a
Basic and diluted income per share[1]	2.11	1.10	-	n/a
Basic and diluted income per ADR[2]	25.29	13.19	-	n/a
Weighted average Shares outstanding[3]	599,535	600,000	-	0
[1] In pesos [2] in pesos, an ADR equal to twelve shares [3] In thousands of shares

The net income for 1Q15 was $1,265.7 million, representing a basic and diluted income of $2.11 pesos per share; this result compares to net income of $659.6 million, which represented a net income $1.10 pesos of basic and diluted income per share, in 1Q14. This is attributed to a strong performance in our operations. Net margin for the 1Q15 was 11.1% compared to 6.8% reported in 1Q14.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	1Q15	1Q14	Change
	$	$	$	%
Net controlling interest income	1,263.3	659.7	603.7	91.5
Income tax expense (benefit)	577.4	274.1	303.3	n/a
Result in associates	2.4	- 0.1	2.4	n/a
Net finance (income) expense	- 181.0	- 50.8	- 130.2	n/a
Depreciation and amortization	198.6	223.1	- 24.5	- 11.0
EBITDA	1,860.7	1,106.0	754.7	68.2
EBITDA Margin (%)	16.3	11.5	4.8	42.2
Other expense (income) net	13.2	35.0	- 21.8	- 62.2
Adjusted EBITDA	1,873.9	1,141.0	732.9	64.2
Adjusted EBITDA Margin	16.43%	11.83%	-	-
Net sales	11,406.0	9,643.4	1,762.6	18.3

EBITDA in 1Q15 reached $1,860.7 million, representing an EBITDA margin of 16.3%, compared to $1,106 million EBITDA in 1Q14 and 11.5% EBITDA margin.

The adjusted EBITDA in 1Q15 was $1,873.9 million, representing an adjusted EBITDA margin of 16.43%, compared to adjusted EBITDA of $1,141.0 million in 1Q14, with an adjusted EBITDA margin of 11.83%.

BALANCE SHEET DATA

BALANCE SHEET DATA
In millions of pesos	Mar 31, 2015	Dec. 31, 2014	Change
	$	$	$	%
TOTAL ASSETS	36,098.5	34,793.8	1,304.7	3.7
Cash and cash equivalents	13,625.2	11,961.6	1,663.5	13.9
Accounts receivable	2,153.1	2,976.5	- 823.5	- 27.7
TOTAL LIABILITIES	10,403.0	10,431.7	- 28.7	- 0.3
Accounts payable	3,139.8	3,384.3	- 244.5	- 7.2
Short-term debt	795.3	798.0	- 2.7	- 0.3
Long-term debt	2,048.6	1,652.5	396.1	24.0
TOTAL STOCKHOLDERS' EQUITY	25,695.5	24,362.1	1,333.5	5.5
Capital stock	1,173.9	1,174.4	- 0.6	- 0.0

Cash and equivalents as of March 31, 2015 totaled $13,625.2 million, up $1,663.5 million or 13.9% more than $11,961.6 million as of December 31, 2014.

Total debt as of March 31, 2015 totaled $2,843.9 million, compared to $2,450.5 million reported as of December 31, 2014, mainly as a result of higher long-term bank debt.

Net cash as of March 31, 2015 was $10,781.3 million, compared to net cash of $9,511.2 million as of December 31, 2014.

CAPEX

CAPITAL EXPENDITURES
In millions of pesos	2015	2014	Change
	$	$	$	%
Capital Expenditures	254.5	290.4	- 35.9	- 12.4

Total CAPEX for the 1Q15 was $254.5 million mainly allocated toward organic growth in Mexico, as well as productivity projects across all of our facilities.

STOCK INFORMATION

STOCK INFORMATION

As of March 31, 2015
Total Shares	600,000,000
Total free float	26.75%
Total shares in treasury as of March 31, 2015	558,365
Market cap (millions of pesos)	$38,016

SHARE PRICES

	Mexican Stock Exchange					The New York Stock Exchange
	Ticker Symbol: Bachoco					Ticker Symbol: IBA
	In nominal pesos per Share					In U.S. Dollar per ADR
Month	High	Low	Average	Close	Volume	High	Low	Average	Close	Volume
Mar-15	67.40	63.33	64.87	63.36	5,996,800	53.78	48.84	51.12	49.85	204,663
Feb-15	64.00	60.20	63.03	63.26	6,568,221	51.58	48.97	50.67	51.02	209,623
Jan-15	54.76	49.75	51.38	49.88	10,060,822	51.55	47.97	49.60	48.84	332,700
Dec-14	64.27	60.59	62.44	61.94	6,071,300	54.76	49.75	51.38	49.88	429,500
Nov-14	68.22	64.74	66.36	65.00	4,666,300	60.32	56.58	58.45	56.58	347,800
Oct-14	68.50	64.87	66.24	68.50	10,722,300	61.15	57.35	58.88	61.15	511,600
Source: yahoo finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	Carlos Hermosillo	chermosillo@actinver.com.mx
BBVA BANCOMER	Fernando Olvera	fernando.olvera@bbva.com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
INTERACCIONES	Raul Ochoa	rmochoa@interacciones.com
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $15.26 per USD$1.0, which corresponds to the rate at the close of March 31, 2015, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	March 31,	December 31,
In million pesos	2015	2015	2014*

TOTAL ASSETS	$ 2,365.6	36,098.5	34,793.8

Total current assets	1,428.1	21,793.4	20,852.0
Cash and cash equivalents	892.9	13,625.2	11,961.6
Total accounts receivable	141.1	2,153.1	2,976.5
Inventories	273.1	4,168.1	4,469.5
Other current assets	121.0	1,847.1	1,444.3

Total non current assets	937.4	14,305.1	13,941.8
Net property, plant and equipment	798.0	12,177.7	12,054.8
Other non current Assets	139.4	2,127.4	1,887.0

TOTAL LIABILITIES	$ 681.7	10,403.0	10,431.7

Total current liabilities	339.3	5,178.0	5,655.5
Notes payable to banks	52.1	795.3	798.0
Accounts payable	205.8	3,139.8	3,384.3
Other taxes payable and other accruals	81.4	1,242.8	1,473.2

Total long-term liabilities	342.4	5,225.0	4,776.2
Long-term debt	134.2	2,048.6	1,652.5
Other non current liabilities	6.3	95.4	90.9
Deferred income taxes	201.9	3,081.0	3,032.8

TOTAL STOCKHOLDERS' EQUITY	$ 1,683.8	25,695.5	24,362.1

Capital stock	76.9	1,173.9	1,174.4
Commission in shares issued	26.2	399.6	399.6
Repurchased shares	4.5	68.6	101.1
Retained earnings	1,558.3	23,779.9	22,513.2
Others accounts	14.8	226.5	129.1
Non controlling interest	3.1	47.0	44.6

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,365.6	36,098.5	34,793.8

*Audited

CONSOLIDATED STATEMENT OF INCOME
First Quarter Results, ended March 31:
-Unaudited-
	U.S. Dollar
In millions pesos	2015	2015	2014	Change
Net sales	$ 747.4	11,406.0	9,643.4	18.3%
Cost of sales	571.6	8,722.4	7,854.1	11.1%
Gross profit	175.9	2,683.6	1,789.3	50.0%
SG&A	66.1	1,008.3	871.4	15.7%
Other income (expenses), net	- 0.9	-13.2	(35.0)	-62.2%
Operating income	108.9	1,662.1	882.9	88.2%
Net finance income	11.9	181.0	50.8	256.5%
Income tax	37.8	577.4	274.1	110.7%
Net Income	$ 132.6	1,265.7	659.7	n/a

Non-controlling interest	0.2	2.4	0.06	n/a
Net controlling interest profit	83.1	1,263.3	659.7	n/a
Basic and diluted earnings per share	0.14	2.1	1.10	n/a
Basic and diluted earnings per ADR	1.66	25.3	13.19	n/a
Weighted average Shares outstanding[1]	599,535	599,535	600,000	-0.1%

EBITDA Result	$ 121.9	1,860.7	1,106.0	68.2%

Gross margin	23.5%	23.5%	18.6%
Operating margin	14.6%	14.6%	9.2%
Net margin	11.1%	11.1%	6.8%
EBITDA margin	16.3%	16.3%	11.5%

1 In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar		March 31,
	2015	2015	2014

NET MAJORITY INCOME BEFORE INCOME TAX	$ 120.8	1,843.1	933.8

ITEMS THAT DO NOT REQUIRE CASH:	-	-	-

ITEMS RELATING TO INVESTING ACTIVITIES:	15.4	234.3	250.2
Depreciation and others	13.1	199.4	223.1
Income (loss) on sale of plant and equipment	2.3	34.8	27.2
Other Items	-	-	-

ITEMS RELATING TO FINANCING ACTIVITIES:	1.7	25.3	26.1
Interest income (expense)	1.8	27.7	26.1
Other Items	(0.2)	(2.4)	-

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	137.8	2,102.7	1,210.1
CASH GENERATED OR USED IN THE OPERATION:	7.3	110.7	(382.9)
Decrease (increase) in accounts receivable	32.0	488.7	(141.5)
Decrease (increase) in inventories	20.6	314.5	27.1
Decrease (increase) in accounts payable	(45.0)	(687.0)	(330.0)
Decrease (increase) in other liabilities	(0.4)	(5.6)	61.6

NET CASH FLOW FROM OPERATING ACTIVITIES	145.0	2,213.4	827.2

NET CASH FLOW FROM INVESTING ACTIVITIES	(18.7)	(286.0)	(679.3)
Acquisition of property, plant and equipment	(16.7)	(254.5)	(290.4)
Proceeds from sales of property plant and equipment	1.3	20.2	5.6
Other Items	(3.4)	(51.6)	(394.5)

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	126.3	1,927.4	147.9

Net cash provided by financing activities:	22.3	339.6	191.2
Proceeds from loans	71.2	1,085.8	442.0
Principal payments on loans	(45.7)	(697.6)	(59.9)
Dividends paid	0.4	6.8	-
Other items	(3.6)	(55.4)	(190.9)
Net increase (decrease) in cash and equivalents	105.4	1,608.1	126.7

Cash and investments at the beginning of year	$ 723.2	11,036.1	6,716.9
CASH AND INVESTMENTS AT END OF PERIOD	$ 828.6	12,644.2	6,843.6

DERIVATIVES POSITION REPORT

First Quarter 2015
Thousands of Mexican Pesos, as of March 31, 2015
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			1Q-2015		4Q-2014		1Q-2015	4Q-2014
Knock out forwards.	Hedge and negotiation	$ 305,200	$ 15.26		$ 14.75		$ 8,248	$ -	0	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 56,181	CORN		CORN		-$ 771	-$ 2,087	in 2015
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			May-2015	$ 3.763	Mar-2015	$ 3.970
			Jul-2015	$ 3.843
			Sep-2015	$ 3.920	Sep-2015	$ 4.153
			Dec-2015	$ 4.008	Dec-2015	$ 4.210

			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					Mar-2015	$ 4.0
			May-2015	$ 326.8
					Sep-2015	$ 4.2
					Dec-2015	$ 4.2
Options of Corn	Hedge and negotiation	-$ 92	CORN		CORN		-$ 92	$ -	2015
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Mar-2015	$ 3.97
			Jul-2015	$ 3.84	Jul-2015	$ 4.13
			Sep-2015	$ 3.92	Sep-2015	$ 4.15
			Dec-2015	$ 4.0075	Dec-2015	$ 4.21
Options of soybean meal	Hedge and negotiation	$ 55	SOYBEAN MEAL		SOYBEAN MEAL		$ 55	-$ 494	2015
			In USD per ton		In USD per ton
			month	price	month	price
			May-2015	$ 326.80	Ene-2015	$ 364.60
			Jul-2015	$ 325.20	Mar-2015	$ 347.60
			Ago-2015	$ 323.70
Options of Heating Oil	Hedge and negotiation	$ 216	Heating Oil		Heating Oil		$ 216	$ -	2015
			In USD per gallon		In US cents per pound
			month	price	month	price
			Jul-2015	$ 1.73
			Ago-2015	$ 1.75
			Sep-2015	$ 1.77
			Oct-2015	$ 1.79
			Nov-2015	$ 1.81

NOTES
-The total financial instruments not exceed 5% of total assets as of march 31, 2015.
-the notional value represents the net position as of march 31, 2015 at the exchange rate of ps.15.26 per one dollar.
-a negative value means an unfavorable effect for the company.

First Quarter 2015
Thousands of Mexican Pesos, as of March 31, 2015								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards and Knock Out Forwards (1)	$ 8,248	$14.88	$ 15.64	$ 16.02	Direct	$ 618	$ -	$ -
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	-$ 771	$ 3.6	$ 4.0	$ 4.1	The effect will materialize as the inventory is consumed	-$ 3,577	$ 2,034	$ 4,840
Futures of Soybean Meal: (2)		$ 310.5	$ 343.1	$ 359.5
Futures for Soy Oil (2)		$ 1.6	$ 1.8	$ 1.9
Options for Corn	-$ 92	$ 3.7	$ 4.0	$ 4.2		-$ 297	$ 113	$ 319
Options of Soybean Meal	$ -	$ 310.5	$ 343.1	$ 359.5		-$ 268	$ 377	$ 700
Options of Heating Oil	$ 1	$ 1.6	$ 1.8	$ 1.9		$ 901	$ -	$ -

NOTES
(1) the reference value is the exchange rate of ps. $15.26 per USD as of march 31, 2015.
(2) the reference values are; the future of corn for may 2015, $3.7625 USD/bushel, the future of soybean meal for may 2015, $326.8 USD/ton, and the future for heating oil for July 2015, $1.73 USD per gallon.
All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3) the company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the company.

First Quarter 2015
Thousands of Mexican Pesos, as of March 31, 2015										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Knock Out Forwards	$ 8,248	$7.63	$11.45	$19.08	$22.89	Direct	-$144,352	-$68,052	$0	$0

CONFERENCE CALL INFORMATION

The Company will host its first quarter 2015 earnings call, on Friday, April 24, 2015. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965

A current list of available local and international free phone telephone numbers: https://www.yourconferencecenter.com/AlternateNumbers/alternatenumbers.aspx?100374&t=A&o=UHvgwUadtyIiFr

Confirmation Number: 39478078

Visit the following link to access the webcast: http://edge.media-server.com/m/p/qecg3wk5

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AA(MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

Contact Information
Daniel Salazar
inversionistas@bachoco.net
+52(461)618 3555